Alliance BioEnergy Plus, Inc.

400 N. Congress Avenue, Suite 130

West Palm Beach, FL 33401

November 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Cash, Accounting Branch Chief

Re:	Alliance BioEnergy Plus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed April 13, 2016
Form 10-Q for the Quarter Ended March 31, 2016
Filed May 13, 2016
File No. 0-54942

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated November 1, 2016 addressed to Mr. Daniel de Liege, the Company’s Chief Executive Officer, with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015 and its Form 8-K filed on August 9, 2016.

The Company has replied below, with such response following a repetition of the Staff’s comment to which it applies (the “Comment”).

Form 10-K for the Year Ended December 31, 2015

Item 9A – Controls and Procedures, Page F-23

1. Please amend your Form 10-K to provide management’s conclusion as to whether disclosure controls and procedures were effective as of December 31, 2015. In addition, please also identify which version, 1992 or 2013, of the COSO framework management used in performing its assessment of internal control over financial reporting.

RESPONSE:

We have amended the Company’s Form 10-K for the fiscal year ended December 31, 2015 to revise our disclosures with respect to disclosure controls and procedures and internal control over financial reporting consistent with your comment.

Form 10-Q for the Quarter Ended March 31, 2016

Item 4 – Controls and Procedures, Page 22

2. Please explain to us how you concluded that your disclosure controls and procedures were effective as of March 31, 2016 and June 30, 2016 considering that your internal controls over financial reporting was not effective as of these dates.

RESPONSE:

We have amended the Company’s Forms 10-Q for the periods ended March 31, 2016 and June 30, 2016 to revise our disclosures with respect to disclosure controls and procedures during both of the subject periods to state that they were not effective.

Please be further advised that the Company acknowledges the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (808) 573-6163.

Sincerely,

ALLIANCE BIOENERGY PLUS, INC.

By:	/s/ Daniel de Liege
Daniel de Leige
President

cc:	Robert L. B. Diener, Esq.
Dennis Lenaburg